Exhibit 99.1

INFLARX N.V.

UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS – JUNE 30, 2019

These unaudited condensed financial statements are consolidated financial statements for the group consisting of InflaRx N.V. and its wholly-owned subsidiaries InflaRx GmbH, and InflaRx Pharmaceutical Inc., Ann Arbor, Michigan, United States (together, the “Group”). The financial statements are presented in Euro (€).

InflaRx N.V. is a company limited by shares, incorporated and domiciled in Amsterdam, The Netherlands.
Its registered office and principal place of business is in Germany, Jena, Winzerlaer Str. 2.

All press releases, financial reports and other information are available in the investor’s register on our website: www.inflarx.de

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
THREE AND SIX MONTHS ENDED JUNE 30, 2019

Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Statements of Comprehensive Loss for the three and six months ended June 30, 2019 and 2018,	3
Unaudited Condensed Consolidated Statements of Financial Position as of June 30, 2019 and December 31, 2018	4
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the six months ended June 30, 2019 and 2018	5
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2019 and 2018	6
Notes to the Unaudited Condensed Consolidated Financial Statements	7
1. Net Financial Result	7
2. Other non-financial assets	7
3. Financial assets and financial liabilities	8
4. Cash and cash equivalents information	8
5. Related party transactions	8
6. Share-based payments	9
7. Protective foundation	12
8. Summary of significant accounting policies	12
(a) Reporting entity and Group’s structure	12
(b) Basis of preparation	12
(c) New and amended standards adopted by the Group	13
(d) Summary of new accounting policies	14
(e) Events after the reporting period	15

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Comprehensive Loss
for the three and six months ended June 30, 2019 and 2018,

		For the three months ended June 30,		For the six months ended June 30,
	Note	2019 (unaudited)	2018 (unaudited)	2019 (unaudited)	2018 (unaudited)
		(in thousands of €, except for per share data)
Operating Expenses
Research and development expenses		(12,497)	(5,031)	(20,192)	(10,505)
General and administrative expenses		(3,648)	(3,161)	(6,949)	(6,158)
Total Operating Expenses		(16,145)	(8,192)	(27,141)	(16,663)
Other income		3	65	68	150
Other expenses		(79)	(21)	(83)	(33)
Operating Result		(16,221)	(8,148)	(27,157)	(16,545)
Finance income		1,339	5,742	2,498	6,007
Finance expenses		(388)	(37)	(450)	(2,226)
Net financial Result	1	950	5,705	2,048	3,781
Loss for the period		(15,271)	(2,443)	(25,109)	(12,764)

Share information
Weighted average number of shares outstanding		25,964	24,890	25,964	24,357
Loss per share in Euro (basic/diluted)		€(0.59)	€(0.10)	€(0.97)	€(0.52)

Loss for the period		(15,271)	(2,443)	(25,109)	(12,764)
Other comprehensive income that may be re-clas-si-fied to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency		(1,622)	(17)	695	(16)
Total comprehensive loss		(16,893)	(2,460)	(24,413)	(12,780)

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Financial Position
as of June 30, 2019 and December 31, 2018

	Note	2019 (unaudited)	2018
		(in thousands of €)
ASSETS
Non-current assets
Property, plant and equipment		1,643	625
Intangible assets		453	223
Non-current financial assets	3	290	207
Total non-current assets		2,385	1,055
Current assets
Current other assets	2	3,652	1,589
Current financial assets	3	84,818	101,184
Cash and cash equivalents	4	54,063	55,386
Total current assets		142,534	158,159
TOTAL ASSETS		144,919	159,214

EQUITY AND LIABILITIES
Equity
Issued capital		3,116	3,116
Share premium		211,022	211,022
Other capital reserves		22,200	18,310
Accumulated deficit		(106,216)	(81,107)
Other components of equity		746	50
Total equity		130,867	151,391
Non-current liabilities
Lease liabilities		647	—
Provisions		42	57
Government grants		9	11
Total non-current liabilities		698	68
Current liabilities
Lease liabilities		339	—
Employee Benefits		705	788
Social securities and current other tax liabilities		126	310
Trade and other payables	3	12,184	6,657
Total current liabilities		13,354	7,756
Total Liabilities		14,052	7,824
TOTAL EQUITY AND LIABILITIES		144,919	159,214

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
for the six months ended June 30, 2019 and 2018

	Note	Shares out- standing	Issued capital	Share pre-mium	Other capital reserves	Accumu- lated deficit	Other compo- nents of equity	Total equity
		(in thousands of €, except for share data)
Balance as of January 1, 2019		25,964,379	3,116	211,022	18,310	(81,107)	50	151,391
Loss for the period		—	—	—	—	(25,109)	—	(25,109)
Exchange differences on translation of foreign currency		—	—	—	—	-	695	695
Total comprehensive loss		—	—	—	—	(25,109)	695	(24,414)
Transactions with owners of the Company
Contributions
Equity-settled share-based pay-ment	6	—	—	—	3,890	—	—	3,890
Total Contributions		—	—	—	3,890	—	—	3,890
Total transactions with own-ers of the Company		—	—	—	3,890	—	—	3,890
Balance as of June 30, 2019*		25,964,379	3,116	211,022	22,200	(106,216)	746	130,867

Balance as of January 1, 2018		23,812,100	2,858	161,639	6,225	(51,293)	—	119,429
Loss for the period		—	—	—	—	(12,764)	—	(12,764)
Exchange differences on trans-la-tion of foreign currency		—	—	—	—	—	(16)	(16)
Total comprehensive loss		—	—	—	—	(12,764)	(16)	(12,780)
Transactions with owners of the Company
Contributions
Issued shares		1,850,000	222	52,769	—	—	—	52,991
Transaction costs		—	—	(3,801)	—	—	—	(3,801)
Equity-settled share-based pay-ment	6	—	—	—	5,938	—	—	5,938
Total Contributions		1,850,000	222	48,967	5,938	—	—	55,128
Total transactions with own-ers of the Company		1,850,000	222	48,967	5,938	—	—	55,128
Balance as of June 30, 2018*		25,662,100	3,080	210,606	12,163	(64,056)	(16)	161,776

* unaudited

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
for the six months ended June 30, 2019 and 2018

	Note	2019 (unaudited)	2018 (unaudited)
		(in thousands of €)
Operating activities
Loss for the period		(25,109)	(12,764)
Adjustments for:
Depreciation & Amortization		308	50
Net financial result	1	(2,048)	(3,781)
Share based payment expense	7	3,890	5,938
other non-cash adjustments		(205)	(58)
Changes in:
Current other assets	2	(2,063)	(248)
Provisions		(15)	52
Employee benefits		(84)	173
Social securities and current other tax liabilities		(185)	(2)
Trade and other payables		5,527	(1,189)
Interest received		1,270	681
Interest paid		(15)	0
Net cash from operating activities		(18,730)	(11,148)
Investing activities
Cash outflow from the purchase of intangible assets, laboratory and office equipment		(504)	(362)
Cash outflow for the investment in non-current other financial assets		(76)	(33)
Proceeds from the disposal of non-current other financial assets		4	13
Proceeds from the disposal of current financial assets		17,709	—
Purchase of current financial assets		—	(8,014)
Net cash used in investing activities		17,133	(8,396)
Financing activities
Proceeds from issuance of share capital		—	52,991
Transaction cost from issuance of share capital		—	(3,801)
Repayment of leasing debt		(125)	—
Net cash from financing activities		(125)	49,189
Effect of exchange rate changes		399	3,142
Change in cash and cash equivalents		(1,323)	32,787
Cash and cash equivalents at beginning of period		55,386	123,282
Cash and cash equivalents at end of period	4	54,063	156,069

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

1. Net Financial Result

The net financial result is comprised of the following items for the three and six months ended June 30:

	For the three months ended June 30,		For the six months ended June 30,
	2019 (unaudited)	2018 (unaudited)	2019 (unaudited)	2018 (unaudited)
	(in thousands of €)
Finance income
Interest income	1,067	438	1,870	703
Foreign exchange income	272	5,304	628	5,304
Total	1,339	5,742	2,498	6,007
Finance costs
Foreign exchange expense	(381)	—	(435)	(2,163)
Other	(8)	(37)	(15)	(63)
Total	(389)	(37)	(450)	(2,226)
Net financial result	950	5,705	2,048	3,781

On the reporting date, assets and liabilities are translated at the closing rate. Any foreign exchange rate diﬀerences derived from these translations are recognized in the consolidated statement of profit or loss as part of finance income.

Interest income results from marketable securities held by the Company and short-term deposits in U.S. Dollar held by the Company and its subsidiary InflaRx GmbH.

Foreign exchange income and expense is mainly derived from the translation of the U.S. Dollar cash and cash equivalents held by InflaRx GmbH. These funds are translated at the exchange rates prevailing on the reporting date. Any resulting translation diﬀerences are recognized in proﬁt or loss. U.S. Dollar denominated funds of the Company do not materially impact foreign exchange results, as the Company has changed its functional currency from Euro to U.S. Dollar.

2. Other non-financial assets

	As of June 30, 2019 (unaudited)	As of December 31, 2018
	(in thousands of €)
Current other assets
Prepaid expense	2,471	1,047
Current tax assets	1,065	444
Other	116	98
Total	3,652	1,589

Prepaid expense mainly consists of accrued insurance expense for Directors and Officers and insurance expenses together with the placement of shares in May 2018. The increase is also reflected in our higher insurance expenses. Current tax assets in 2019 include tax reclaims because of capital gains tax deductions on securities interest payments. The increase is due to the securities purchased in the third quarter of 2018.

3. Financial assets and financial liabilities

Set out below is an overview of financial assets and liabilities, other than cash and short-term deposits, held by the Group as at June 30, 2019 and December 31, 2018:

	As of June 30, 2019 (unaudited)	As of December 31, 2018
	(in thousands of €)
Financial assets at amortized cost
Non-current financial assets	290	207
Current financial assets	84,818	101,184
Financial liabilities at amortized cost
Trade and other payables	12,184	6,657

The fair value of current and non-current financial assets (primarily quoted debt securities with, credit ratings ranging from AA- to AAA) amounted to €84,164 thousand (level 1). The Group’s debt instruments at amortized cost consist solely of quoted securities that are graded in the top investment category (AA- to AAA) by credit rating agencies such as S&P Global and, therefore, are considered low credit risk investments. Based on statistical historical probabilities of default, adjusted for forward-looking factors specific to the debtors and the economic environment, the Group believes that the expected credit losses for these debt instruments are immaterial. Furthermore, since the acquisition of these debt securities, their credit ratings have remained stable.

4. Cash and cash equivalents information

	As of June 30, 2019 (unaudited)	As of December 31, 2018
	(in thousands of €)
Short-term deposits
Deposits held in U.S. Dollars	44,981	32,919
Deposits held in Euro	4,620	—
Total	49,601	32,919
Cash at banks
Cash held in Euro	3,912	21,720
Cash held in U.S. Dollars	550	748
Total	4,462	22,468
Total cash and cash equivalents	54,063	55,386

5. Related party transactions

The Group’s executive management comprises the following persons:

Professor Niels C. Riedemann, Chief Executive Officer (CEO)
Professor Renfeng Guo, Chief Scientific Officer (CSO)
Arnd Christ, Chief Financial Officer (CFO)
Jason Marks, Chief Legal Officer, General Counsel (CLO)
Othmar Zenker, Chief Medical Officer (CMO)

The Group’s board of directors comprises the following persons:

Executive Directors

Professor Niels C. Riedemann, CEO
Professor Renfeng Guo, CSO

Non-executive Directors

Nicolas Fulpius, Chairman of the board of directors and Chairman of the Audit Committee
Jens Holstein, Member of the Audit Committee
Anthony Gibney, Member of the Audit Committee, until June 11, 2019
Katrin Uschmann
Lina Ma
Mark Kübler
Richard Brudnick, since May 23, 2019.

The compensation of the Group’s executive management comprises the following for the three and six months ended June 30:

	For the three months ended June 30,		For the six months ended June 30,
	2019 (unaudited)	2018 (unaudited)	2019 (unaudited)	2018 (unaudited)
	(in thousands of €)
Executive Management
Short-term employee benefits	767	573	1,532	1,181
Share-based payments	1,064	2,475	2,671	4,949
Total	1,831	3,048	4,203	6.130
Non-executive Board of Directors
Short-term employee benefits	71	58	142	113
Share-based payments	214	267	441	513
Total	285	326	583	627
Total Compensation	2,116	3,374	4,786	6,757

Remuneration of InflaRx’s executive management consists of fixed and variable components and share-based payment awards. In addition, the executive management receives supplementary benefits and allowances.

We entered into indemnification agreements with our directors and senior management. The indemnification agreements and our articles of association require us to indemnify our directors and certain officers and employees as designated by our board of directors to the fullest extent permitted by law.

6. Share-based payments

1. Equity settled share-based payment arrangements

In the course of its historical financing rounds, InflaRx GmbH established equity-settled share-based payment programs. Under these programs, the Company granted its managing directors and senior executives options to acquire InflaRx GmbH’s common shares. In total, options covering 6,088 common shares have been granted. All of the options have vested. The InflaRx GmbH options were converted into options covering 511,392 common shares of InflaRx N.V. at the initial public offering in November 2017. The exercise prices for each outstanding award is 0.01 € per share or less.

Under the terms and conditions of the 2016 stock option plan (the “2016 Stock Option Plan”), InflaRx GmbH granted rights to subscribe for InflaRx GmbH’s common shares to directors, senior management and key employees. Prior to the initial public offering, the outstanding awards under the 2016 plan covered an aggregate of 1,239,252 common shares and the exercise price for each outstanding award was €7.81 per share (in each case after giving effect to the corporate reorganization in November 2017). Any additional awards available under the 2016 plan lapsed upon the closing of the Series D financing in October 2017. In 2016, InflaRx also established a share-based payment plan for its non-executive board members and granted options covering 484 shares. Grants under this plan were not subject to service or performance conditions.

In conjunction with the closing of its initial public offering, InflaRx N.V. established a new incentive plan (the “2017 Long-Term Incentive Plan”). The initial maximum number of common shares available for issuance under equity incentive awards granted pursuant to the 2017 Long Term Incentive Plan equals 2,341,097 common shares. The number of share options under the plan was as follows:

2019
Number of stock options:
Outstanding as of January 1, 2019	2,051,009
Granted in 2019	54,450
Forfeited in 2019	—
Outstanding as of June 30, 2019	2,105,459
thereof vested	994,879
thereof exercised	—

In the fourth quarter of 2018 75,000 stock options were awarded subject to a specified condition, which was satisfied in the first quarter of 2019. Therefore, the expense for these stock options occurred in 2019.

On January 1, 2021 and on January 1 of each calendar year thereafter, an additional number of shares equal to 3% of the total outstanding common shares on December 31 of the immediately preceding year (or any lower number of shares as determined by the board of directors) will become available for issuance under equity incentive awards granted pursuant to the 2017 Long-Term Incentive Plan.

2. Stock options exercised

In 2018, 302,279 shares were issued following the exercise of stock options, resulting in proceeds to the Company in the amount of €452.0 thousand. All stock options exercised were granted under the 2016 Stock Option Plan. In the first two quarters of 2019, no stock options were exercised.

3. Measurement of fair values of stock options granted

The fair value of options granted in the six months ended June 30, 2019 under the 2017 Long-Term Incentive Plan was determined using the Black-Scholes valuation model. Since the Company’s common shares are listed on the Nasdaq Global Select Market, the closing price of the common shares at grant date was used.

Other significant inputs into the model are as follows (weighted average):

	Grants effective in Q1-2019		Grants effective in Q2-2019
Parameters
Fair value at grant date
Per option (USD)	14.45	18.17	22.54
FX rate as of grant date	0.88	0.87	0.89
Per option (EUR)	12.69	15.87	20.08
Share price at grant date (USD)	26.02	32.63	41.39
Exercise price (USD)	26.02	32.63	41.39
Expected volatility	0.65	0.65	0.65
Expected life (midpoint based)	4.8	4.9	4.7
Expected dividends	—	—	—
Risk-free rate (interpolated, U.S. sovereign strips curve)	3.0%	2.6%	2.3%

Expected volatility has been based on an evaluation of the historical and implied volatility of a peer group of companies. The range of outcomes for the expected life of the instruments has been based on expectations on option holder behavior in the scenarios considered.

The dividend yield has no impact due to the anti-dilution clause as defined in the LTI.

Expenses are determined based on the number of stock options granted within a tranche and the vesting period of a tranche. This implies two effects:

the more options are granted within a tranche, the higher the expense of a tranche is, and the shorter the vesting period of a tranche is, the higher the expense of a tranche is.

For example, 33.33% of all stock options granted are allocated to the first tranche which vests over 1 year after the grant date, whereas 8.33% of all stock options granted are allocated to the ninth tranche which vests over three years. Therefore, the expenses recognized from the granted share options under the 2017 Long-Term Incentive plan were €0 in 2016, €0.6 million in 2017, €12.1 million for 2018 and are anticipated to be €6.2 million for 2019, €2 million for 2020, €0.2 million for 2021 and  €0 million for 2022 (anticipated expenses were converted with the exchange rate as of June 30, 2019, 1 Euro = US dollar 1.1380).

In the three-months period ended June 30, 2019 and 2018, compensation expense was recognized from the following plans:

in 2019, €1.8 million resulted from the 2017 Long-Term Incentive Plan, in 2018, €3.0 million resulted from the 2017 Long-Term Incentive Plan.

In the six-months period ended June 30, 2019 and 2018, compensation expense was recognized from the following plans:

in 2019, €3.9 million resulted from the 2017 Long-Term Incentive Plan, in 2018, €5.9 million resulted from the 2017 Long-Term Incentive Plan.

None of the share-based payments awards were dilutive in determining earnings per share due to the Group’s loss position.

7. Protective foundation

According to the articles of association of the Company, up to 55,000,000 common shares and up to 55,000,000 preferred shares with a nominal value of €0.12 per share are authorized to be issued. All shares are registered shares. No share certificates have been issued.

The Company`s general meeting of shareholders approved the right of an independent foundation under Dutch law, or protective foundation, to acquire up to 100% of the Company`s issued share capital held by others than the protective foundation, minus one share, pursuant to a call option agreement entered into between us and such foundation, in order to deter acquisition bids. The protective foundation is expected to enter into a finance arrangement with a bank or, subject to applicable restrictions under Dutch law, the protective foundation may request us to provide, or cause the Company`s subsidiaries to provide, sufficient funding to the protective foundation to enable it to satisfy its payment obligation under the call option agreement.

These preferred shares will have both a liquidation and dividend preference over the Company’s common shares and will accrue cash dividends at a pre-determined rate. The protective foundation would be expected to require us to cancel its preferred shares once the perceived threat to the Company and its stakeholders has been removed or sufficiently mitigated or neutralized. We are of the opinion that the call option does not represent a significant fair value based on a level 3 valuation, due to the fact that the preferred shares are restricted in use and can be cancelled by us as stated above.

In the quarter ended June 30, 2019, the Company expensed €20 thousand of ongoing costs to reimburse expenses incurred by the protective foundation. In the six months period ended June 30, 2019, the Company expensed €35 thousand respectively.

8. Summary of significant accounting policies

(a)	Reporting entity and Group’s structure

InflaRx N.V. is a Dutch public company with limited liability (naamloze vennootschap) with its corporate seat in Amsterdam, The Netherlands, and is registered in the Commercial Register of The Netherlands Chamber of Commerce Business Register under CCI number 68904312. The Company’s registered office is at Winzerlaer Straße 2 in 07745 Jena, Germany. Since November 10, 2017, InflaRx N.V.’s common shares have been listed on The NASDAQ Global Select Market under the symbol IFRX.

InflaRx is a clinical-stage biopharmaceutical Group focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of the complement activation factor known as C5a.

These consolidated financial statements of InflaRx comprise the Company and its wholly-owned subsidiaries InflaRx GmbH and InflaRx Pharmaceutical Inc., Ann Arbor, Michigan, United States.

InflaRx GmbH is a clinical-stage biopharmaceutical company founded in 2008. In 2017, InflaRx N.V. became the sole shareholder of InflaRx GmbH through the contribution of the subsidiary’s shares to InflaRx N.V. by its existing shareholders in exchange of new shares issued by InflaRx N.V.

These consolidated financial statements of InflaRx N.V. comprise the Group.

(b) Basis of preparation

These condensed consolidated interim financial statements for the three- and six-month reporting period ended June 30, 2019 have been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting. The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended December 31, 2018 and any public announcements made by InflaRx N.V. during the interim reporting period.

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2018, except for the adoption of new standards effective as of January 1, 2019 as set out below.

This is the first set of the Group’s financial statements where IFRS 16 has been applied, as described in section (d).

The financial statements have been prepared on a historical cost basis except for share-based payments which are measured at fair value.

The financial statements are presented in Euro (€). Euro is the functional currency of InflaRx GmbH. The functional currency of InflaRx N.V. and InflaRx Pharmaceutical Inc. is U.S. Dollars. Since January 1, 2019, the functional currency of InflaRx N.V. has changed to U.S. Dollars from Euro, as the majority of income and expenses of InflaRx N.V. occurs in U.S. Dollar. From the date of change the functional currency is used prospectively. Because the presentation currency of the Group did not change and continues to be Euro, comparative financial information had not to be restated.

All financial information presented in Euro has been rounded to the nearest thousand. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them or may deviate from other tables by one thousand Euros at a maximum.

We recently reported top-line results of the international SHINE Phase IIb study, investigating the safety and efficacy of IFX-1 in HS. The results of the SHINE study had no impact on the presentation in our financial statements (e.g. no impairments of assets and no additional provisions).

The condensed consolidated financial statements were authorized for issue by the board of directors on August 14, 2019.

(c)	New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for its annual reporting period commencing January 1, 2019. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. Most of the amendments listed below did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods, except for IFRS 16 Leases:

•	IFRS 16 Leases
•	IFRIC 23 Uncertainty over Tax Treatments.
•	Prepayment Features with Negative Compensation (Amendments to IFRS 9).
•	Long-term Interests in Associates and Joint Ventures (Amendments to IAS 28).
•	Plan Amendment, Curtailment or Settlement (Amendments to IAS 19).
•	Annual Improvements to IFRS Standards 2015–2017 Cycle – various standards.
•	Amendments to References to Conceptual Framework in IFRS Standards.
•	IFRS 17 Insurance Contracts.

The Group applies IFRS 16 Leases for the first time in its financial statements. The Group has lease contracts for various items of property, vehicles and other equipment. Before the adoption of IFRS 16, the Group classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the Group; otherwise it was classified as an operating lease. Before the adoption of IFRS 16, the Group did not identify any finance leases. For an operating lease, the leased property was not capitalized, and the lease payments were recognized as rent expense in profit or loss on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognized under prepayments and trade and other payables, respectively.

Upon adoption of IFRS 16, the Group applied a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The standard provides specific transition requirements and practical expedients, which have been applied by the Group.

The Group recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application. The Group also applied the available practical expedients wherein it:

•	Applied the short-term leases exemptions to leases with a lease term that ends within 12 months at the date of initial application
•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application

2019
Operating lease commitments disclosed as of December 31, 2018	575
short-term leases recognized on a straight-line basis as expense	(18)
low-value leases recognized on a straight-line basis as expense	(6)
adjustments as a result of a different treatment of extension and termination options	196
Total	748
Discount using the lessee’s incremental borrowing rate of at the date of initial application	(16)
Lease liability recognized as of January 1, 2019	732
thereof current lease liability	215
thereof non-current lease liabilities	517

The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 1.8%. Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets
	Property	Motor vehicles	Foreign exchange difference	Total	Lease liabilities
		(in thousands of €)
As of January 1, 2019	696	35	1	732	732
Additions	608	—	(1)	607	607
Depreciation expense	(117)	(10)	—	(127)	—
Derecognition	(229)	—	—	(229)	(229)
Interest expense	—	—	—	—	(7)
Payments (incl. interest)	—	—	—	—	(119)
As of June 30, 2019	959	25	0	984	985

(d)	Summary of new accounting policies

Set forth below are the new accounting policies of the Group upon adoption of IFRS 16, which have been applied from the date of initial application:

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is re-measured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below $5,000). Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Significant judgement in determining the lease term of contracts with renewal options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Group has the option, under some of its leases to lease the assets for additional terms. The Group applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

(e)	Events after the reporting period

On July 3, 2019 the board approved an amendment of the 2016 Stock Option Plan and the 2017 Long-Term Incentive Plan. Following the amendment, the strike price of all vested and unvested options, other than those held by persons who were not employees or directors at the time of the amendment, was reduced to USD 3.35 per share.

The repricing decision on July 3, 2019 affected the 2016 Plan and the 2017 Long-Term Incentive Plan. Since the repricing no new grants occurred. The valuation of past grants with the new strike price of USD 3.35 did not result in increased fair values of the outstanding options, i.e. no additional compensation expense had to be recognized.